Filed Pursuant to Rule 433

Registration No. 333-237847

IDEX Corporation

Pricing Term Sheet

3.0% Senior Notes due 2030

April 27, 2020

This pricing term sheet supplements, and should be read in conjunction with, IDEX Corporation’s preliminary prospectus supplement dated April 27, 2020 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated April 27, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	IDEX Corporation (the “Company”)

Security Description:	3.0% Senior Notes due 2030 (the “Notes”)

Principal Amount:	$500 million

Trade Date:	April 27, 2020

Settlement Date:	T+2; April 29, 2020

Maturity Date:	May 1, 2030

Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P) / BBB+ (Fitch)

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2020

Coupon (Interest Rate):	3.0%

Public Offering Price:	99.820% of the principal amount

Yield to Maturity:	3.021%

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price / Yield:	108-03; 0.646%

Spread to Benchmark Treasury:	+237.5 bps

Optional Redemption:

Prior to February 1, 2030, redeemable at any time at the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) from the redemption date through the stated maturity of the Notes being redeemed, in each case discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 40 basis points, plus accrued and unpaid interest to the redemption date.

On or after February 1, 2030, redeemable at any time at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	45167R AG9 / US45167RAG92

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $495.0 million, after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use approximately $313.7 million of the net proceeds from this offering to redeem and repay all $300.0 million aggregate principal amount outstanding of our 4.5% Senior Notes due December 15, 2020 and related accrued interest and redemption premiums, and the balance of the net proceeds will be used for general corporate purposes.

Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs, the Company will be required, subject to certain exceptions, to offer to repurchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the applicable Change of Control Payment Date (as defined in the Preliminary Prospectus Supplement). The provisions of the Notes that may require us to offer to purchase the Notes upon the occurrence of a Change of Control Triggering Event, and what constitutes a Change of Control Triggering Event with respect to the Notes, are subject to important exceptions and limitations and you should carefully review the information appearing under the headings “Risk Factors” and “Description of the Notes—Change of Control Offer” in the Preliminary Prospectus Supplement for additional information.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	HSBC Securities (USA) Inc. Mizuho Securities USA LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC MUFG Securities Americas Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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